UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.             )

Consumers Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

210509105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this* Scheduleis filed:

?

Rule 13d-1(b)
?

Rule 13d-1(c)
?

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's*
 initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which*
 would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be*
 deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the*
 liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 210509105

1.

Names of Reporting Persons
Beese, Fulmer Investment Management, Inc.

2.

Check the Appropriate Box if a Member of a Group (See Instructions)


(a)

?


(b)

?

3.

SEC Use Only

4.

Citizenship or Place of Organization
Ohio






Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power
229,892


6.
Shared Voting Power
0


7.
Sole Dispositive Power
229,892


8.
Shared Dispositive Power
0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
229,892


10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
 (See Instructions)
?

11.

Percent of Class Represented by Amount in Row (9)
8.3%

12.

Type of Reporting Person (See Instructions)
IA





Item 1.

(a)
Name of Issuer


Consumers Bancorp, Inc. (the ?Company?)


(b)
Address of Issuer's Principal Executive Offices


614 East Lincoln Way
Minerva, Ohio 44657


Item 2.

(a)
Name of Person Filing


Beese, Fulmer Investment Management, Inc. (the ?Reporting Person?)



(b)
Address of Principal Business Office or, if none, Residence


The business address for the Reporting Person is:
220 Market Avenue South, Suite 1150
Canton, Ohio   44702


(c)
Citizenship


The Reporting Person is a corporation organized under the laws of the* state of Ohio.


(d)
Title of Class of Securities


Common Stock, no par value


(e)
CUSIP No.


210509105

Item 3.
If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c),* check whether the person filing is a:


Investment advisor in accordance with ? 240.13d-1(b)(1)(ii)(E)

Item 4.

Ownership

Provide the following information regarding the aggregate number and*
 percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned: 229,892 shares.


(b)
Percent of class: 8.3%.


(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote 229,892 shares.


(ii)
Shared power to vote or to direct the vote 0 shares.


(iii)
Sole power to dispose or to direct the disposition of 229,892 shares.


(iv)
Shared power to dispose or to direct the disposition of 0 shares.

Item 5.
Ownership of Five Percent or Less of a Class

Not Applicable


Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Not Applicable


Item 7.
Identification and Classification of the Subsidiary Which Acquired the*
 Security Being Reported on By the
Parent Holding Company or Control Person

Not Applicable



Item 8.
Identification and Classification of Members of the Group

Not Applicable


Item 9.
Notice of Dissolution of Group

Not Applicable


Item 10.
Certification

By signing below, I certify that, to the best of my knowledge and belief,*
 the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing*
 or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or*
 as a participant in any transaction having that purpose or effect, other than activities solely in connection with a*
 nomination under Sec. 240.14a-11.






SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the* undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2020


Beese, Fulmer Investment Management, Inc.









By:

 _________________



Name: Nicholas T. Perini



Title: Vice President/CCO